1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

August 13, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Hays Series Trust, File Nos. 333-203626 and 811-23049

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Hays Series Trust (the “Trust”). Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided written comments, received on May 22, 2015, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of the Hays US Opportunity Fund (the “US Opportunity Fund”) and the Hays Tactical Multi-Asset Fund (the “Multi-Asset Fund”), each a series of the Trust (together, the “Funds”). The following are the comments provided and the Trust’s response to each:

Comment 1: Many of the comments issued below apply to both the Hays US Opportunity Fund and the Hays Tactical Multi-Asset Fund. However, we have not repeated these comments. In responding to our comments below, please consider whether the comment would apply to both funds.

Trust Response: The Trust has considered the foregoing in responding to the Staff’s comments and has indicated to which Fund the Trust refers in each of its responses below.

Comment 2: Your prospectus cover page indicates your fund name is “Hays US Opportunity Fund” which you refer to in your disclosure as the “Opportunity Fund.” To avoid investor confusion, please use “US Opportunity Fund” throughout your disclosure.

Trust Response: All references to the “Opportunity Fund” have been replaced with “US Opportunity Fund” throughout the Registration Statement.

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Comment 3: Please provide the complete statement requested by Item 3 of Form N-1A. In this respect we note the discussion of sales charge discounts on page 17.

Trust Response: The Registration Statement has been revised to include the complete statement requested by Item 3 with respect to each Fund.

Comment 4: In footnote two to the fee table you indicate a 1.00% contingent deferred sales charge “may” be assessed. Please revise to inform investors the circumstances under which it “will” be assessed.

Trust Response: Footnote two to the fee table in each Fund’s summary portion of the prospectus has been revised to disclose that a 1.00% contingent deferred sales charge will be assessed on Class C shares redeemed within 12 months of purchase.

Comment 5: The discussion under Principal Investment Strategies contemplates investments in ETFs and other investment companies. Please include a sub-caption for Acquired Fund Fees and Expenses or advise why such caption is not required.

Trust Response: The fee table in each Fund’s summary portion of the prospectus has been revised to include a sub-caption for Acquired Fund Fees and Expenses.

Comment 6: Currently you indent your Total Annual Fund Operating Expenses before and after fee waivers. This makes it appear as though these items are subsets of Other Expenses. Please remove the indentations.

Trust Response: The fee table in each Fund’s summary portion of the prospectus has been revised to remove the indentations for Total Annual Fund Operating Expenses before and after fee waivers.

Comment 7: Please include an example assuming shares are not redeemed.

Trust Response: An example assuming shares are not redeemed has been added to each Fund’s summary portion of the prospectus.

Comment 8: We note the reference to the US in your Fund name. The Fund should state that 80% of its assets will be invested in companies/investments economically tied to the country specified in its name. See Rule 35d-1(a)(3)(i).

Trust Response: The following disclosure has been added to the description of the US Opportunity Fund’s Principal Investment Strategies on page 2 of the prospectus (all references to page numbers in the Trust’s responses refer to page numbers in the registration statement filed of April 24, 2015):

Under normal investment circumstances, the US Opportunity Fund will invest at least 80% of its assets in securities issued by U.S. companies.

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Comment 9: At the top of page three you state that the Adviser “ranks companies according to two qualities …” Please clarify the universe from which these selections are made. Also, as the Fund’s Fundamental Restrictions described on page 12 of the SAI states that the Fund will not concentrate its investments in securities of issuers in any particular industry, please clarify what happens if the selections are concentrated in an industry or group of industries.

Trust Response: The Trust notes that this comment applies only to the US Opportunity Fund. The universe from which the US Opportunity Fund will select companies consists of all companies whose equity securities are listed on U.S. exchanges, except equity securities that: (i) are issued by financial firms, utility companies or issuers domiciled in China; (ii) are issued by issuers with a market capitalization of less than $250 million; or (iii) trade exclusively over-the-counter. Within that defined universe, the Adviser uses its Relative Valuation process to compare and rank equity securities in terms of two key data points: return on capital and earnings yield. The Adviser generally seeks to make investments in securities selected from the top 10% of companies according to its ranking system. However, if this selection process would lead to the US Opportunity Fund concentrating in a particular industry or group of industries, the US Opportunity Fund may select investments from outside the top 10% of companies (as determined by its ranking system) to provide for greater diversification.

To help clarify the issues raised in the Commission’s comments, the final paragraph in the description of the US Opportunity Fund’s Principal Investment Strategy has been replaced in its entirety with the following disclosure:

After the Adviser determines allocations between Cash and Treasury Positions and US Fund Investments, the Adviser uses a proprietary “Relative Valuation” process to select US Fund Investments from a universe that includes all equity securities listed on U.S. exchanges, but excludes any security: (a) the issuer of which is a financial firm, utility company or domiciled in China; (b) the issuer of which has a market capitalization of less than $250 million or (c) that is traded exclusively over-the-counter (“OTC”).

The Relative Valuation process compares the values of the equity securities within the defined universe in terms of two key data points: return on capital and earnings yield. The Adviser ranks equity securities within the defined universe according to those two qualities, averages the two rankings with equal weighting, and seeks to make investments in securities selected from the top 10% of companies according to that averaged ranking, subject to consideration of industry concentration risk (in which case the Adviser may select companies that fall outside of the top 10% to provide for greater diversification). The Adviser will generally sell investments when they are no longer in the top 10% of this ranking system; provided, however, that the Adviser may determine to maintain an investment in a company that falls outside the top 10% if the Adviser believes that the company has long-term potential or the Adviser otherwise determines that the investment should be maintained.

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Comment 10: In your “Market Risk” disclosure [you] refer to items that are generally beyond your control, such as the “quality of [your] investments …” Please clarify how the quality of your investments is a market risk.

Trust Response: The Trust has reviewed the “Market Risk” disclosure and determined that the quality of each Fund’s investments was not a proper risk to include in this disclosure. Accordingly, the reference to “the quality of [the Opportunity Fund’s] [the Multi-Asset Fund’s] investments” in the description of “Market Risk” in each Fund’s summary portion of the prospectus has been deleted.

Comment 11: On page seven you state that “[w]ithin each sleeve, the Adviser uses a number of different processes and risk management tools to help determine the portion of that sleeve that is allocated …” Please clarify this sentence and the relationship between “Fund Investments” and “Cash and Treasury Positions.” For example, will you always have 20% allocated to Treasuries? Is there any upper limit to your “Cash and Treasury Positions”?

Trust Response: Within each of the U.S. Equities, International Equities, Commodities and Real Estates sleeves, the Adviser uses its proprietary processes and risk management tools to determine how much to allocate to the applicable type of MA Fund Investments in the sleeve (up to approximately 20% of the overall portfolio for each sleeve). Any amount within a sleeve that is not allocated to the applicable type of MA Fund Investments is allocated to Cash and Treasury Positions.

The Adviser also follows the process described above for the Treasuries sleeve, which in effect means that the Adviser is varying the allocation between Treasuries (the definition of which has been clarified in the prospectus to mean “U.S. Treasury obligations with maturities in excess of 90 days”) and Cash (which has now been defined in the prospectus to include “U.S. Treasury obligations with maturities of 90 days or less”). As such, the Multi-Asset Fund will not always have 20% allocated to Treasuries, as the Adviser may determine at any given time to allocate some or all of the Treasuries sleeve to Cash. Furthermore, because the Adviser may determine from time to time that each of the five sleeves should be allocated entirely to Cash and Treasury Positions, there is no upper limit on the amount of the Multi-Asset Fund’s assets that may be allocated to Cash and Treasury Positions.

To help clarify the issues raised in the Staff’s comments, the description of the Multi-Asset Fund’s Principal Investment Strategy on page 7 of the prospectus has been replaced with the following disclosure:

The Adviser uses its proprietary Multi-Asset Strategy for the Multi-Asset Fund, which focuses on allocating the Multi-Asset Fund’s assets, up to approximately 20% each (determined at the time of investment) to investments within five different “sleeves”: U.S. Equities, International Equities, Commodities, Real Estate and Treasuries (which term refers to U.S. Treasury obligations with maturities in excess of 90 days). Within each sleeve, the Adviser uses a number of different processes and risk management tools to help determine the portion of that sleeve that is allocated at any given time between

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MA Fund Investments (defined below), on one hand, and Cash and Treasury Positions (defined below), on the other hand.

•	“MA Fund Investments” include direct investments in equity securities of companies of any size, in any sector and investments in exchange traded products (e.g., exchange traded funds (ETFs) or other investment companies)(ETPs) that invest in equity securities of companies of any size, in any sector.

•	“Cash and Treasury Positions” include cash and short-term, highly liquid investments, such as money market instruments, U.S. government obligations, commercial paper, repurchase agreements, and other cash or cash equivalent positions and other long term obligations of the U.S. Treasury.

For example, when the Adviser has a strong conviction that U.S. Equities are undervalued, the Adviser may allocate the full U.S. Equities sleeve (i.e., approximately 20% of the Multi-Asset Fund’s assets) to MA Fund Investments in that asset class. Conversely, when the Adviser believes that U.S. Equities are overvalued, the Adviser may elect to dedicate some or all of the U.S. Equities sleeve to Cash and Treasury Positions. For the Treasuries sleeve, the effect of this process is that the Adviser allocates this sleeve between Treasuries (i.e., U.S. Treasury obligations with maturities in excess of 90 days) and Cash (which includes U.S. Treasury obligations with maturities of 90 days or less). Utilizing these processes and risk management tools may lead the Adviser to maintain some individual sleeves at levels above or below the approximated 20% allocation from time to time.

Comment 12: We note the reference to the commodities sleeve. Please clarify how the Fund will invest in commodities and the extent of its investments. Also, please clarify whether the Fund will take steps to ensure that the commodities investments do not create disqualifying income that would exclude it from being treated as a RIC for tax purposes. Depending upon your response, please consider additional disclosure addressing the steps you will take and/or the risks you will face.

Trust Response: The Trust notes the US Opportunity Fund will not invest in commodities as a principal investment strategy. Therefore, this response applies only to the Multi-Asset Fund.

The Multi-Asset Fund will invest indirectly in commodities through its investments in commodity-linked exchange-traded products (ETPs). The Adviser will monitor the types of investments made by the Multi-Asset Fund, the potential of such investments to generate so-called “bad income,” and the amount of bad income the Multi-Asset Fund actually generates (including bad income generated as a result of any investment in commodity-linked ETPs). By performing this monitoring on an ongoing basis, the Adviser will seek to ensure that at least 90% of the Multi-Asset Fund’s income is derived from eligible sources such that the Multi-Asset Fund does not risk losing its status as a “Regulated Investment Company” for tax purposes. To highlight the risk associated with these types of investments with respect to the potential that the

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Multi-Asset Fund could lose RIC status for tax purposes, the following disclosure has been added to the discussion of the Multi-Asset Fund’s Principal Risks on page 11 of the prospectus:

Tax Risk.  If the Multi-Asset Fund fails to meet certain income source requirements applicable to regulated investment companies under the Internal Revenue Code, subject to the opportunity to cure such failures under applicable provisions of the Internal Revenue Code, the Multi-Asset Fund may cease to qualify as a regulated investment company. As a result, the Multi-Asset Fund could become subject to federal income tax on all of its income, which could have a material adverse effect on the Multi-Asset Fund’s financial performance.

Comment 13: We note your statement on page nine that you are a “fund of funds” and that the costs of investing in the Fund will be higher because investors will indirectly bear the fees and expenses of the underlying fund. Please include a sub-caption for Acquired Fund Fees and Expenses in your Fee Table or advise why such caption is not required.

Trust Response: Please see the Trust’s response to Comment 5 above.

Comment 14: Please revise the disclosure on page nine to describe how commodities ETPs differ from conventional ETFs that are RICs. If these are commodity pools, identify them as such. Also, please clarify, if true, that in the event of a commodity ETP default, shareholders of the Fund will have no claim on the reference assets of the commodity ETP.

Trust Response: The Trust notes the US Opportunity Fund does not intend to invest in commodities ETPs as a principal investment strategy. Therefore, the Principal Risk disclosure relating to “Commodity ETFs” on page 4 of the prospectus, in the US Opportunity Fund’s summary portion, has been moved to the Statement of Additional Information; however, the disclosure has been revised in the manner described below for the similar risk factor in the Multi-Asset Fund’s Principal Risk disclosure.

The Principal Risk disclosure relating to “ETF, ETP and Other Investment Company Risk – Registration” on page 9 of the prospectus, in the Multi-Asset Fund’s summary portion, has been replaced in its entirety with the following disclosure:

Commodity ETPs. Commodity ETPs offer shares that are publicly listed and traded on a national securities exchange that may trade at a discount or premium to the value of the holdings of the trusts. Commodity ETPs may be regulated as commodity pools. Commodity ETPs may be registered under the Securities Act of 1933 but are not registered under the 1940 Act, so shareholders do not have the protections of the 1940 Act. In the event of a commodity ETP default, it is possible that the Multi-Asset Fund could lose its entire investment.

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Comment 15: We note the reference on page ten to “commodity-linked ETFs.” The reference to commodity-linked suggests the ETFs buy derivatives; please confirm whether this is the case. If so, disclose the fact and attendant risks, including counterparty risk.

Trust Response: The Trust notes the US Opportunity Fund will not invest in commodities or derivatives as a principal investment strategy. Therefore, this response applies only to the Multi-Asset Fund. The Trust confirms that the commodity-linked ETFs in which the Multi-Asset Fund invests may buy derivatives. The following disclosure has been added to the discussion of the Multi-Asset Fund’s Principal Risks on page 10 of the prospectus:

Derivative Risk: The Multi-Asset Fund expects to invest in commodity-linked ETFs that may use derivatives to meet their investment objects. Commonly used derivatives are options, futures contracts, and swaps. Options, futures contracts and swaps are referred to as “derivative” instruments since their values are based on (“derived from”) the values of other securities. Derivative instruments can be volatile and the potential loss to the Multi-Asset Fund through the derivative investments of ETFs in which the Multi-Asset Fund invests may exceed the Multi-Asset Fund’s initial investment. Derivative instruments may be difficult to value and may be subject to wide swings in valuations caused by changes in the value of the underlying instrument. The use of these instruments requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling securities. If an ETF in which the Multi-Asset Fund invests uses a derivative instrument at the wrong time or judges market conditions incorrectly, or if the derivative instrument does not perform as expected, these strategies may significantly reduce the Multi-Asset Fund’s return. The Multi-Asset Fund could also experience losses if an ETF is unable to close out a position because the market for an instrument or position is or becomes illiquid.

Derivative instruments involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid. Derivative instruments may create economic leverage in ETFs in which the Multi-Asset Fund invests, which magnifies the ETF’s, and therefore the Multi-Asset Fund’s, exposure to the underlying instrument.

Options. If an ETF in which the Multi-Asset Fund invests sells a put option whose exercise is settled in cash, the ETF cannot provide in advance for its potential settlement obligations by selling short the underlying securities, and the ETF will be responsible, during the option’s life, for any decreases in the value of the underlying security below the strike price of the put option. If an ETF in which the Multi-Asset Fund invests sells a call option whose exercise is settled in cash, the ETF cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities, and the ETF will be responsible, during the option’s life, for any increases in the value of the underlying security above the strike price of the call option.

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Futures Contracts. A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future. An investor in a futures contract (in this case an ETF in which the Multi-Asset Fund is invested) will be required to deposit with its custodian in a segregated account cash, U.S. Government securities, suitable money market instruments, or liquid, high-grade fixed income securities, known as “initial margin” in an amount required for the particular futures contract as set by the exchange on which the contract is traded. This margin amount may be significantly modified from time to time by the exchange during the term of the contract. If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. An investor in futures contracts will incur brokerage fees when it purchases and sell futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions, which may result in a gain or a loss. While futures positions taken by an investor will usually be liquidated in this manner, the investor may instead make or take delivery of underlying securities whenever it appears economically advantageous for the investor to do so.

Securities Index Futures Contracts. A securities index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract’s expiration date, a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

Comment 16: Please revise your page 12 disclosure under “What is an Exchange-Traded Fund (ETF)?” to address commodity ETPs.

Trust Response: The Trust has revised the registration statement throughout to reflect the fact that each Fund may invest in ETPs, of which ETFs are a subset. In addition, the following disclosure has been added as a new paragraph beneath the disclosure under “What is an Exchange-Traded Fund (ETF)?” on page 12 of the prospectus:

What is an Exchange-Traded Product (ETP)? In addition to ETFs, ETPs include other securities traded on a securities exchange, including, without limitation, master limited partnerships (“MLPs”), which generally invest in commodities, exchange-traded notes, which are structured products issued as senior debt notes, and closed-end funds. ETPs often track the performance of a specific index, stock or commodity. Shareholders of ETPs that invest in commodities do not have the protections of the 1940 Act.  Because

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the value of the shares of an ETP that invests in a particular commodity depends on the price of that commodity, the value of those shares is subject to fluctuations similar to those affecting the commodity.

Comment 17: We note you present composite account performance data summarizing the performance of all accounts with substantially similar investment objectives, policies and strategies to those the Tactical Allocation Fund will employ. Please tell us the no-action letter(s) or other guidance you are relying on to present your composite account performance data and describe to us how your usage and presentation complies with the criteria and conditions set forth in the no-action letter(s) or guidance.

Trust Response: In presenting account performance data of all accounts with substantially similar investment objectives, policies and strategies and substantially similar risks to the Multi-Asset Fund, the Trust is relying on guidance provided in a line of Staff no-action letters suggesting composite performance may meet the standards of Form N-1A, which contemplate that a fund may include any information, even non-required information such as composite performance, “provided that such information is not incomplete, inaccurate, or misleading” and does not, “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Specifically, the Trust is relying on the following no-action letters: Growth Stock Outlook Trust, Inc., SEC No-Action Letter (Apr. 15, 1986) and Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996). In the Growth Stock Outlook Letter the Staff conditioned its relief on representations that: (1) the performance was for all of the adviser’s private client accounts that were managed with substantially similar investment objectives, policies and strategies as those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information is related to the adviser’s management of private accounts and that such information should not be interpreted as indicative of the fund’s future performance. The Staff specified in the Growth Stock Letter that its relief was only available to investment companies during their first year of operations. In the Nicholas-Applegate Letter, however, the Staff allowed a trust to continue using the performance of private accounts after the fund’s first year of operations, provided that the information was no presented in a misleading manner and did not obscure or impede the understanding of information that is required to be included in the fund’s prospectus.

The Trust is also relying on the “Letter to Registrants” from Carolyn B. Lewis, Assistant Director, SEC Division of Investment Management (pub. avail. Feb. 22, 1993) in which the position set forth in the Growth Stock Outlook Letter was effectively expanded to open-end investment companies.

The Trust believes that, except with respect to the differences disclosed in the prospectus, the Multi-Asset Fund and the accounts included in the composite are managed with investment objectives, policies and strategies that are substantially similar. Likewise, the Trust believes that the relative size of the private accounts and the Multi-Asset Fund are sufficiently comparable to

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ensure that the disclosure of the private account’s performance is relevant to a potential investor in the Multi-Asset Fund. The prospectus also clearly discloses that the performance information presented is related to the Adviser’s management of private accounts and that such information should not be interpreted as indicative of the Multi-Asset Fund’s future performance.

Furthermore, to the extent that the Multi-Asset Fund uses the performance of the private accounts after its first year of operations, the Trust will ensure that: (a) the private account performance is not presented in a misleading manner and does no obscure or impede understanding of required prospectus information, (b) the private account performance will be give no greater prominence that the Multi-Asset Fund’s performance, (c) the private account performance is accompanied by disclosure that the private account performance does not represent the historical performance of the Multi-Asset Fund and should not be interpreted as indicative of the Multi-Asset Fund’s future performance, (d) the private account performance will be compared to an appropriate securities index in a manner consistent with Item 5A of Form N-1A, and (e) that the private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affect the performance result of the private account composite.

As a result, the Trust believes its usage and presentation of the composite accounts’ performance complies with the criteria and conditions set forth in the no-action letters on which the Trust is relying.

Comment 18: On page 15 you state that the “Multi-Asset Accounts are valued monthly and periodic returns are geometrically linked.” Please clarify what geometrically linked means.

Trust Response: “Geometrically linked” means the returns are time-weighted and compounded. To clarify this, the third sentence of the third paragraph of the section entitled “Historical Performance of the Multi-Asset Strategy” on page 15 of the prospectus has been replaced with the following:

Multi-Asset Accounts are valued monthly and periodic returns are time-weighted and compounded.

Comment 19: Please provide us with the analysis supporting your conclusion that the HFRX Global Hedge Fund Index represents “an appropriate broad-based securities market index.” In this respect footnote two addresses a variety of strategies, most of which you do not appear to engage in.

Trust Response: The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. While the index is comprised of a number of different strategies in which the Multi-Asset Fund does not engage, the Multi-Asset Fund and the HFRX Global Hedge Fund Index share a common

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focus of producing risk-adjusted returns and absolute returns. Accordingly, the Trust believes that the HFRX Global Hedge Fund Index is an appropriate broad-based securities market index in accordance with Item 27(b)(7) of Form N-1A.

Comment 20: Please remove the statement that “the Adviser makes no guarantee or warranty hereby as to the completeness or accuracy of such data” from footnote two.

Trust Response: The statement has been removed.

Comment 21: Please define the term “good order” where first used.

Trust Response: The following disclosure has been added to the section entitled “Pricing of Shares” on page 16 of the prospectus:

“Good order” means the purchase or redemption request includes the name of the Fund and share class, the dollar amount of the transaction, a completed purchase application of investment stub (if applicable), and a check payable to the Fund (if applicable).

Comment 22: Please revise the disclosure on page 19 to briefly explain the circumstances where one class of shares would be preferable to another.

Trust Response: The following disclosure has been added to the section entitled “Choosing a Share Class” on page 17 of the prospectus:

If you are investing an amount less than the minimum required for the Class I Shares, you should consider Class A Shares, Class C Shares and Class N Shares. Class I Shares are generally only available to institutional investors and certain broker-dealers and financial intermediaries that have entered into appropriate arrangements with the Fund and are subject to a minimum initial investment of $100,000. Class A shares are sold with an initial sales charge but are subject to lower ongoing expenses than Class C shares. Class C and Class N shares are sold without any sales charges so the entire purchase price is immediately invested in the Fund, but they are subject to ongoing expenses that are equal to or greater than other share classes.

Comment 23: Please clarify whether the Class C shares will pay both the Redemption Fee and the Contingent Deferred Sales Charge.

Trust Response: Class C shares will not pay the Redemption Fee. The disclosure in the section entitled “Redemption Fee” on page 24 of the prospectus has been revised to reflect this fact.

Comment 24: We note the disclosure starting on page seven about derivatives instruments. Please tell us the role derivatives will play at both funds and advise why this disclosure is not included in the prospectus.

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Trust Response: As noted in the Trust’s response to Comment 14 above, the US Opportunity Fund does not intend to invest in derivatives as a principal investment strategy. The Multi-Asset Fund will invest in commodity-linked ETPs that may use derivatives to meet their investment objectives. As a result, disclosure relating to the risks associated with investing in derivative instruments has been added to the discussion of the Multi-Asset Fund’s Principal Risks on page 10 of the prospectus. (Please see the Trust’s response to Comment 15 above.) Additional disclosure relating to the risks associated with investing in derivative instruments is also included in the section entitled “Investment Objectives, Policies and Risks” in the Statement of Additional Information.

Comment 25: In paragraph seven, you state that you may not invest “25% or more of [your] total assets in securities of issuers in any particular industry.” Item 16(c)(iv) of Form N-1A refers to industries or group of industries. Please revise as appropriate.

Trust Response: The Registration Statement has been revised throughout to refer to “groups of industries” in addition to “industries.”

Comment 26: The table on page 21, and disclosure elsewhere, suggests that neither portfolio manager has experience with managing portfolios of registered investment companies. Please add appropriate risk disclosure, including in the summary prospectus.

Trust Response: The following disclosure has been added to the section entitled “Investment Objectives, Policies and Risks” on page 1 of the Statement of Additional Information:

NEW PORTFOLIO MANAGER RISK. Although the Adviser’s Executive Vice President, Mr. Keith Hays, and the Adviser’s Director of Research, Mark Dodson, have managed and continue to manage separately-managed accounts, they do not have previous experience managing a registered investment company prior to serving as the investment adviser of the Funds, which may limit the their effectiveness.

Comment 27: On page 22 you state the Other Accounts “might have similar investment objectives as the Funds.” Please revise this disclosure to address specific and potential conflicts of interest. In this respect the disclosure on page 15 states the investment objectives are “substantially similar.”

Trust Response: The following disclosure has been added to the section entitled “Conflicts of Interest” on pages 21-22 of the Statement of Additional Information:

•	A potential conflict of interest may arise as a result of the portfolio managers’ day-to-day management of the Funds. The portfolio managers know the size and timing of trades for the Funds and the Other Accounts, and may be able to predict the market impact of Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of Other Accounts they manage and to the possible detriment of the Funds, or vice versa.

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•	The Adviser provides investment supervisory services for a number of investment products that have varying investment guidelines. The same portfolio management team works across all investment products. Differences in the compensation structures of the Adviser’s investment products may give rise to a conflict of interest by creating an incentive for the Adviser to allocate the investment opportunities it believes might be the most profitable to the client accounts where it might benefit the most from the investment gains.

Comment 28: We note you have not filed several exhibits. Please understand that we review and frequently comment upon exhibits. Please plan accordingly.

Trust Response: The Trust acknowledges the comment and confirms that the required exhibits will be filed along with the N-1A/A filed in connection with this correspondence.

Comment 29: Please confirm that your subsequent amendments will include the signatures required by Section 6(a) of the Securities Act.

Trust Response: The Trust confirms subsequent amendments will include the signatures required by Section 6(a) of the Securities Act.

* * * * *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey T. Skinner at (336) 607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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